UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PEAK RESORTS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 70469L100
(CUSIP Number) Frank S. Vellucci, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 18, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70469L100	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cap 1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,696,373* shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,696,373* shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,696,373* shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Consists of 1,797,705 shares of Common Stock, 3,179,650 shares of Common Stock issuable upon conversion of Series A Cumulative Convertible Preferred Stock issued on November 2, 2016, and an aggregate of 2,719,018 shares of Common Stock issuable upon exercise of warrants issued on November 2, 2016. Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 14, 2016 showed 1,218,613 shares of Common Stock instead of 1,263,613 due to a clerical error.

[1]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of July 13, 2017 as reported in the Company's Annual Report on Form 10-K filed the SEC on July 13, 2017 and an aggregate of 5,898,668 shares of Common Stock issuable upon conversion of Series A Cumulative Convertible Preferred Stock and upon exercise of warrants.

CUSIP No. 70469L100	13D/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard S. Sackler, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
102,595 shares of Common stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
102,595 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,595 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[2]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of July 13, 2017 as reported in the Company's Annual Report on Form 10-K filed the SEC on July 13, 2017.

CUSIP No. 70469L100	13D/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard and Beth Sackler Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,200 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
26,200 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,200 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[3]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of July 13, 2017 as reported in the Company's Annual Report on Form 10-K filed the SEC on July 13, 2017.

CUSIP No. 70469L100	13D/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Sackler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[4]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of July 13, 2017 as reported in the Company's Annual Report on Form 10-K filed the SEC on July 13, 2017.

Page 6 of 9 Pages

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed by Cap 1 LLC, a Delaware limited liability company ("Cap 1"), Richard S. Sackler, M.D. ("Dr. Sackler"), the Richard and Beth Sackler Foundation, Inc. (the "Foundation") and David Sackler (collectively, the "Reporting Persons" and each, a "Reporting Person"), to amend the Schedule 13D originally filed by the Reporting Persons on September 21, 2016 (the "Original Schedule 13D"), with respect to the beneficial ownership of common stock, $0.01 par value per share (the "Common Stock"), of Peak Resorts, Inc. (the "Company" or the "Issuer"), a corporation organized under the laws of the State of Missouri.  The address of the principal executive offices of the Company is 17409 Hidden Valley Drive, Wildwood, Missouri 63025.
In accordance with Rule 13d-2 of the Act, this Amendment No. 2 amends and supplements, as set forth below, only information in the Original Schedule 13D as amended and supplemented by Amendment No. 1 to Schedule 13D filed on November 14, 2016 (together with this Amendment No. 2 and the Original Schedule 13D, the "Schedule 13D") that has materially changed since the filing of Amendment No. 1.  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.
Item 2.	Identity and Background.
(a) This Schedule 13D is filed on behalf of Cap 1 LLC, a Delaware limited liability company ("Cap 1"); Richard S. Sackler, M.D. ("Dr. Sackler"); the Richard and Beth Sackler Foundation, Inc. (the "Foundation"); and David Sackler (collectively, the "Reporting Persons" and each, a "Reporting Person").
(b) (iv) The address of the David Sackler is:
c/o Summer Road LLC
655 Madison Ave.
19th Floor
New York, NY 10065
(c) David Sackler is the President of Summer Road LLC, 655 Madison Ave. 19th Floor, New York, NY 10065.
(d) None.
(e) None.
(f) David Sackler is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration.
During the period from July 18, 2017 to July 25, 2017, Cap 1 had purchased an aggregate of 534,092 shares of Common Stock over the course of various prior purchases totaling approximately $2.8 million and David Sackler had purchased an aggregate of 100,000 shares of Common Stock over the course of various prior purchases totaling approximately $0.5 million. Cap 1 and David Sackler funded such purchases of shares of Common Stock out of their respective available cash on hand. See also item 5(c).

Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b)
	Shares Beneficially Owned	Percent of Class[5]
1. Cap 1[6]
Sole Voting Power	7,696,373	38.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	7,696,373	38.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	7,696,373	38.7%
2. Dr. Sackler
Sole Voting Power	102,595	0.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	102,595	0.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	102,595	0.7%
3. The Foundation
Sole Voting Power	26,200	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	26,200	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	26,200	0.2%
4. David Sackler
Sole Voting Power	100,000	0.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	100,000	0.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	100,000	0.7%

[5]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of July 13, 2017 as reported in the Company's Annual Report on Form 10-K filed the SEC on July 13, 2017 and, in the case of the calculation for Cap 1 only, also includes an aggregate of 5,898,668 shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants.

[6]
Cap 1 LLC is a Delaware limited liability company wholly owned by Richard S. Sackler, M.D. and Jonathan D. Sackler, as Trustees of the 1974 Irrevocable Trust A FBO BS and RSS. The beneficiaries of the 1974 Irrevocable Trust A FBO BS and RSS are Beverly Sackler, Richard S. Sackler, M.D. and the issue of Richard S. Sackler, M.D.  Its shares listed as beneficially owned in this table consist of 1,797,705 shares of Common Stock, 3,179,650 shares of Common Stock issuable upon conversion of the Preferred Stock and an aggregate of 2,719,018 shares of Common Stock issuable upon exercise of the Warrants. Amendment No. 1 showed 1,218,613 shares of Common Stock instead of 1,263,613 due to a clerical error. David Sackler is the president of Summer Road LLC and one of the beneficiaries of Cap 1 LLC. Cap 1 LLC is a family client of Summer Road LLC.

Page 8 of 9 Pages

(c)
The following tables set forth all transactions in the shares of Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through various brokerage entities. The Reporting Persons undertake to provide upon request by the SEC staff full  information regarding the number of shares of Common Stock purchased or sold at each separate price.

Transactions by Cap 1

Trade Date	Shares Purchased	Weighted Average Price Per Share	Range of Prices
July 18, 2017	152,400	$4.82	$4.55 – $5.00
July 19, 2017	165,000	$5.35	$4.65 – $5.50
July 20, 2017	75,000	$5.47	$5.35 – $5.50
July 21, 2017	69,512	$5.55	$5.40 – $5.60
July 24, 2017	17,180	$5.58	$5.50 – $5.60
July 25, 2017	55,000	$5.56	$5.30 – $5.60

Transactions by David Sackler

Trade Date	Shares Purchased	Weighted Average Price Per Share	Range of Prices
July 18, 2017	39,900	$4.96	$4.60 – $5.10
July 19, 2017	60,100	$5.34	$4.95 – $5.50

Item 7.	Material to be Filed as Exhibits.

Exhibit A.	Joint Filing Agreement, dated as of July 31, 2017, by and among Cap 1 LLC, Richard S. Sackler, M.D., Richard and Beth Sackler Foundation, Inc. and David Sackler.
Exhibit B.	Power of Attorney, dated as of July 31, 2017, granted by David Sackler in favor of Stephen A. Ives.

Page 9 of 9 Pages

Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  July 31, 2017
Cap 1 LLC
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

Richard S. Sackler, M.D.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

Richard and Beth Sackler Foundation, Inc.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard and Beth Sackler Foundation, Inc.

David Sackler
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for David Sackler

Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  July 31, 2017
Cap 1 LLC
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

Richard S. Sackler, M.D.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

Richard and Beth Sackler Foundation, Inc.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard and Beth Sackler Foundation, Inc.

David Sackler
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for David Sackler

Exhibit B
Power of Attorney

The undersigned, as a Section 13(d) reporting person and potential Section 16 reporting person of Peak Resorts, Inc. (the "Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitutes and appoints Stephen A. Ives the undersigned's true and lawful attorney-in-fact to:

1.     Complete and execute Forms 3, 4, 5, and 144, Schedules 13D and 13G and Form ID (Uniform Application for Access Codes to File on EDGAR) and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to Section 16(a) and Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company;

2.     Do and perform any and all acts for and on the behalf of the undersigned which may be necessary or desirable in order to complete and execute any such form, complete and execute any amendments thereto, and timely file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate; and

3.     Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Sections 16 and 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 144 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of July 31, 2017.

/s/ David Sackler
David Sackler